Hatteras Capital Distributors, LLC

Financial Statements and Supplemental Schedules

For the Year Ended December 31, 2023



HATTERAS
FUNDS

Hatteras Capital Distributors, LLC

Financial Statements and Supplemental Schedule and Report of Independent

Registered Public Accounting Firm for the Year Ended December 31, 2023

Hatteras Capital Distributors, LLC
Contents

Facing Page to Form X-17A-5	**2a**
Affirmation of Officer	**2b**
Report of the Independent Registered Public Accounting Firm	**3**
Firm Financial Statements	**4**
Statement of Financial Condition	5
Statement of Operations	6
Statement of Changes in Member's Equity	7
Statement of Cash Flows	8
Notes to Financial Statements	9
Independent Registered Public Accounting Firm Report on Exemption	11
Management's Report on Exemption	12
Supplementary Information	
Schedule I - Computation of Net Capital Pursuant to Rule 15c3-l and Statement Pursuant to Rule 1 7a-5(d)(4)	14
Schedule II – Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission	15
Schedule III – Information Relating to the Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission	16
Independent Accountants Report on Agreed Upon Procedures SIPC 7 Report	17
SIPC 7 Report	18

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
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SEC FILE NUMBER

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Hatteras Capital Distributors,LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

8510 Colonnade Center Drive, Suite 150
(No. and Street)

Raleigh	NC	27615
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Angela Hajek	678-679-8640	
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Goldman & Company, CPA's, P. C.
(Name – if individual, state last, first, and middle name)

3535 Roswell Road	Merietta	GA	30062
(Address)	(City)	(State)	(Zip Code)

(Date of Registration with PCAOB)(if applicable) (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, David B. Perkins, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Hatteras Capital Distributors, LLC, as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

MICHELLE BECK
Notary Public
Wake
County
NORTH CAROLINA

Signature: [signature]

Title: Managing Director

Michelle Beck
Notary Public

expires: 1/15/2029

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 24o.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Hatteras Capital Distributors, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Hatteras Capital Distributors, LLC as of December 31, 2023, the related statements of operations, changes in member's equity and cash flows for the year then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Hatteras Capital Distributors, LLC as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Hatteras Capital Distributors, LLC 's management. Our responsibility is to express an opinion on Hatteras Capital Distributors, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the company in accordance with the U.S Federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedule's I- Computation of Net Capital Under SEC Rule 15c3-1, Schedule II-Computation for Determination of Reserve Requirements Pursuant to SEC Rule 15c3-3 (exemption) and Schedule III-Information Relating to Possession or Control Requirements Pursuant to SEC Rule 15c3-3 (exemption) have been subjected to audit procedures performed in conjunction with the audit of Hatteras Capital Distributors, LLC's financial statements. The supplemental information is the responsibility of Hatteras Capital Distributors, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the schedule's I, II. and III are fairly stated, in all material respects, in relation to the financial statements as a whole.

Goldman + Company CPA's PC

We have served as the Company's auditor since 2015.

Goldman & Company, CPA's, P.C.
Marietta, Georgia
March 14, 2024

goldman & COMPANY, CPAs

3535 Roswell Road· Suite 32 · Marietta, GA 30062· 770.499.8558 · Fax 770.425.3683

Financial Statements

Hatteras Capital Distributors, LLC
Statement of Financial Condition

December 31,	2023
Assets	
Cash and Cash Equivalents	56,699
Due From Affiliate	192,927
Prepaid expenses and other assets	50,123
Total Assets	**299,749**
Liabilities	
Accrued expenses and account payable	1,000
Total Liabilities	1,000
Equity	298,749
Total Liabilities and Equity	**299,749**

The accompanying notes are an integral part of these financial statements.

Hatteras Capital Distributors, LLC

Statement of Operations

Year ended December 31,	2023
Total Revenues	528,429
Expenses:	
Payroll and Related Expenses	600,748
Marketing events and Materials	278,281
Travel, meals and entertainment	97,253
Professional fees	42,844
Regulatory fees and expenses	39,644
Office expenses	41,329
Rent	32,791
Depreciation	29,316
Other expenses	17,241
Insurance	28,493
Total Expenses	1,207,940
Net Loss:	(679,511)

The accompanying notes are an integral part of these financial statements.

Hatteras Capital Distributors, LLC
Statement of Changes in Member's Equity

Beginning equity, December 31, 2022	978,260
Net Income	(679,511)
Ending equity, December 31, 2023	298,749

The accompanying notes are an integral part of these financial statements.

Hatteras Capital Distributors, LLC

Statement of Cash Flows

Year ended December 31,	2023
Operating Activities	
Net Loss	(679,511)
Adjustments to reconcile net income to net cash provided by operations	
Change in due from affiliate	690,389
Change in prepaid and other assets	(7,469)
Change in accounts payable and accrued expenses	(25)
Net Cash Provided by Operating Activities	3,384
Cash and Cash equivalents, beginning of year	53,315
Cash and Cash Equivalents, end of year	56,699

The accompanying notes are an integral part of these financial statements.

1.   Summary of Business Activities and Significant Accounting Policies

Hatteras Capital Distributors, LLC (the "Company" or "HCD") was organized on January 4, 2007, as a limited liability company under the laws of the state of North Carolina, and is a wholly owned subsidiary of Hatteras Investment Partners, LLC (the "Advisor"). The Advisor provides investment advisory services to various affiliated funds and general partnerships.

On January 5, 2016, the Company, along with the Advisor, was purchased by Raleigh Acquisition Corporation, an LLC formed by members of the Company's management to acquire the assets of the Company and Hatteras Investment Partners, LLC from RCS Capital Corporation. The Advisor was subsequently renamed Hatteras Funds, LP.

HCD serves as the distributor for investment company products and limited partnerships. HCD operates as a limited-use broker dealer pursuant to Footnote 74 of SEC Release no. 34-70073 and does not hold customer funds or safe-keep customer securities.

Basis of Presentation
The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The information furnished includes all adjustments and accruals of a normal recurring nature, which, in the opinion of management, are necessary for a fair statement of results.

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates, and these differences could be material.

Cash and Cash Equivalents
The Company maintains cash deposits with a financial institution. At times, these balances may exceed the amount insured by the Federal Deposit Insurance Corporation (the "FDIC"). The Company did not have cash balances as of December 31, 2023 that were in excess of the FDIC insured limits. There were no restrictions placed on the Company's cash deposits at December 31, 2023, nor at any point during the twelve-months ended December 31, 2023. The Company defines Cash and Cash Equivalents as highly liquid instruments with original maturities of less than 90 days.

Service Fees Receivable and Due from Affiliates
The Company records service fee receivables by providing services to various funds managed and advised by, it's affiliate, Hatteras Investment Partners, LLC. As provided in the fund servicing agreements, the Company will assist with investor communications, maintenance of fund records, and provide various other services related to the funds' operations: The Company records service fees receivable when fees have been earned but not yet paid on services provided to unrelated parties. The Company also provides services to Hatteras Investment Partners under terms of a written agreement between the Company and Hatteras Investment Partners. The Company records fees receivable from Hatteras Funds when earned but not yet paid as Due from Affiliate in the Company's financial statements. When applicable, amounts owed for services provided by Hatteras Investment Partners and service fees to be received from Hatteras Investment Partners are presented   net in the Company's Statement of Financial Position. At December 3 l, 2023, $192,927 was due on demand from Hatteras Investment Partners. LLC. The Company has determined that all amounts due from Hatteras Investment Partners, LLC are collectable and no valuation allowance or reclassification is needed. The amount due from Hatteras Funds at December 31, 2022 was $883,316.

Hatteras Capital Distributors, LLC
Notes to Financial Statements
December 31, 2023

Revenue Recognition

On January 1, 2018, the Company adopted ASU 2014-09 Revenue from Contracts with Customers and all subsequent amendments to the ASU (collectively, "ASC 606"), which creates a single framework for recognizing revenue from contracts with customers that fall within its scope. Revenue is measured based on a consideration specified in a contract with a customer. The Company recognizes revenue when it satisfies a performance obligation by transferring control over goods or service to a customer. Services within the scope of ASC 606 include, Fund Servicing Agreements and a 12b-1 Plan.

Refer to Revenue Recognition Note: Revenue from Contracts with Customers for further discussion on the Company's accounting policies for revenue sources within the scope of ASC 606.

Revenue from Contracts with Customers:

Fund Servicing Agreements and Concentrations:
The Company recognizes revenue generally when it is earned and realized or realizable, when persuasive evidence of an arrangement exists, services have been rendered, and collectability is reasonably assured.   The Company earns all of its service fees by providing fund services to the various Hatteras Funds (the "Funds") through Fund Servicing Agreements. Service fees are calculated monthly or quarterly, as applicable, as a percentage of the aggregate net assets of the Funds, which is reported by each fund's administrator.

Expenses
The Company recognizes expenses in its Statement of Income as expenses are incurred. The Company is party to a written expense sharing agreement with Hatteras Funds, with whom the Company shares office facilities. The expense sharing agreement results in the Company incurring certain expenses within its Statement of Income based upon a percentage of time, space and equipment used by Hatteras Funds in conducting activities of the Company. The Company and Hatteras Funds review the specific expense sharing percentages and estimates included within the expense sharing agreement annually to ensure such expense sharing percentages and estimates remain reasonable. No changes in those expense sharing percentages and estimates have occurred throughout 2023.

Income Taxes
The Company is a single member limited liability company that is treated as a disregarded entity for income tax purposes. As a result of the Company's designation as a disregarded entity for income tax purposes, no income taxes have been recognized within the Company's financial statements.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10 Accounting for Uncertainty in Income Taxes. Under FASB ASC 740- 1 0, the Company is required to evaluate each of its tax position to determine if they are more likely than not to be sustained if the taxing authority examines the respective posit ion. A tax position includes an entity's status and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that it has no uncertain tax positions for which a provision or liability for income taxes is necessary.

The Company is evaluating new accounting standards and will implement as necessary.

Commitments and Contingencies – Going Concern

The Company has a net operating loss in 2023. Management believes that the Company will be able to meet its current commitments and net capital requirements with operating revenues or capital contributions.

2.   Related Party Transactions

Included in the Statement of Income are service fees from affiliated entities. In addition, the Statement of Income includes operating expenses resulting from the expense sharing agreement in place with Hatteras Funds. At December 31, 2023, $192,927 was due from Hatteras Investment Partners, LP.. The following table sets forth the Company's related party revenues and expenses for the year ended December 31, 2023:

Revenues:

Service fees	528,429
Total Revenues	528,429

Expenses:

Payroll and Related Expenses	600,748
Marketing events and Materials	278,281
Travel, meals and entertainment	97,253
Office expenses	24,102
Rent	32,791
Depreciation	29,316
Other expenses	17,241
Insurance	16,177
Total Expenses	1,095,909
Net Loss:	(567,480)

3.   Net Capital

The Company is subject to the SEC's Uniform Net Capital Rule, Rule 15c3-l, which requires the Company to maintain minimum net capital, us defined, as the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined. At December 31, 2023, the Company had regulatory net capital of $55,699 which is $50,699   in excess of the Company's net capital requirement of $5,000. The Company's ratio of aggregate indebtedness to net capital is 0.079 to1.0.

The Company does not carry customer accounts and does not otherwise hold funds or securities for, or owe money to, customers and, accordingly, in reliance on Footnote 74 to SEC release 34-70073 as discussed in Q&A #8 of the related FAQ issued by SEC staff.

4.   Subsequent Events

The Company has evaluated subsequent events through March 14, 2024**,** the date the financial statements were issued, and determined that there were no subsequent events that required disclosure.

goldman & COMPANY, CPAS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Hatteras Capital Distributors, LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Hatteras Capital Distributors, LLC (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to include participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4..

In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Hatteras Capital Distributors, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Hatteras Capital Distributors, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Goldman & Company CPA's PC

Goldman & Company, CPA's, P.C.
Marietta, Georgia
March 14, 2024

3535 Roswell Road · Suite 32 · Marietta, GA 30062 · 770.499.8558 · Fax 770.425.3683



HATTERAS
Investment Partners

HATTERASINVESTMENTPARTNERS.COM / T: 919.846.2324/ F: 919.846.3433
8510 COLONNADE CENTER DRIVE/ SUITE 150 / RALEIGH, NC 27615 – 3050

Exemption Report

Hatteras Capital Distributors, LLC (the "Firm") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Firm states the following:

The Firm does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3; and the Firm is filing this Exemption Report in reliance on Footnote 74 to SEC Release 34-70073 and as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Firm has no obligation under SEC Rule 15c3-3 because it does not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers; does not carry accounts of or for customers; and does not carry PAB accounts. The Firm conducts business activities involving; distributor or wholesaler of investment company products (I.e., mutual funds); distributor or wholesaler of tax shelters and limited partnerships in primary and secondary markets; distributor or wholesaler of private placements of securities (including hedge funds); underwriter or selling group participant of best efforts offerings; and maintain only institutional customers' and other broker/dealer' accounts. We do not accept customer funds or securities and will not have possession of any customer funds or securities in connection with our activities.

The Firm had no exceptions to the provision identified above throughout the most recent fiscal year.

I, David B. Perkins, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

David B Perkins — Jan. 26 2024

Authorized Signature — Date
David B. Perkins
Managing Member

Supplementary Information

Hatteras Capital Distributors, LLC

Schedule I
Computation of Net Capital Pursuant to Rule 15c3-1 and Statement Pursuant to Rule 17a-5(d)(4)

December 31,	2023
Computation of Net Capital Pursuant to Rule 15c3-1	
Computation of Net Capital:	
Total member's equity from statement of financial condition	$ 298,749
Less: Non allowable assets:	
Other assets	243,050
Net Capital	55,699
Computation of Basic Net Capital Requirement:	
6-2/3% of $0.00, aggregate indetedness	-
Minimum net capital required, pursuant to Rule 15c3-1	5,000
Minimum dollar net capital requirements of reporting broker/dealer	5,000
Excess net capital	50,699
Computation of Aggregate Indebtedness	
Accounts payable and accrued expenses	1,000
Total Aggregate Indebtedness	-
Percentage of Aggregated Indebtedness to Net Capital	1.79%

Statement Pursuant to Rule 17a-5(d)(4)

A Reconciliation of the Company's computation of net capital as reported in the unaudited Amended Part IIA of Form X-17A-5 as of December 31, 2023 was not prepared as there are no material differences between the Company's computation of net capital and the computation contained herein.

Hatteras Capital Distributors, LLC

Schedule II
Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities Exchange Commission

The Company does not claim an exemption from Rule 15c3-3 in reliance upon footnote 74 of SEC Release no. 34-70073, and as discussed in Question 8 of the related FAQ released by SEC staff. The Company does not hold customer funds or securities.

Hatteras Capital Distributors, LLC

Schedule III

Information Relating to the Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

The Company does not claim an exemption from Rule 15c3-3 in reliance upon footnote 74 of SEC Release no. 34-70073, and as discussed in Question 8 of the related FAQ released by SEC staff. The Company does not hold customer funds or securities

goldman & COMPANY, CPAS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Member of
Hatteras Capital Distributors, LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2023. Management of Hatteras Capital Distributors, LLC (the Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2023. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our associated findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2023 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2023, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2023. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of Hatteras Capital Distributors, LLC and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Goldman + Company CPA's PC

Goldman & Company, CPA's, P.C.
Marietta, Georgia
March 14, 2024

3535 Roswell Road · Suite 32 · Marietta, GA 30062 · 770.499.8558 · Fax 770.425.3683

SECURITIES INVESTOR PROTECTION CORPORATION

GENERAL ASSESSMENT FORM

For the fiscal year ended   12/31/2023

Determination of "SIPC NET Operating Revenues" and General Assessment for:

MEMBER NAME   *SEC No.*
HATTERAS CAPITAL DISTRIBUTORS LLC   8-67555

For the fiscal period beginning _____1/1/2023_____ and ending _12/31/2023_

1	Total Revenue (FOCUS Report – Statement of Income (Loss) – Code 4030)	$ 528,429.00
2	Additions:	
a	Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
b	Net loss from principal transactions in securities in trading accounts.	
c	Net loss from principal transactions in commodities in trading accounts.	
d	Interest and dividend expense deducted in determining item 1.	
e	Net loss from management of or participation in the underwriting or distribution of securities.	
f	Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit management of or participation in underwriting or distribution of securities.	
g	Net loss from securities in investment accounts.	
h	Add lines 2a through 2g. This is your **total additions**.	$ 0.00
3	Add lines 1 and 2h	$ 528,429.00
4	Deductions:	
a	Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products.	
b	Revenues from commodity transactions.	
c	Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
d	Reimbursements for postage in connection with proxy solicitations.	
e	Net gain from securities in investment accounts.	
f	100% commissions and markups earned from transactions in (I) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
g	Direct expenses of printing, advertising, and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
h	Other revenue not related either directly or indirectly to the securities business.	

Deductions in excess of $100,000 require documentation

5 a	Total interest and dividend expense (FOCUS Report - Statement of Income (Loss) - Code 4075 plus line 2d above) but not in excess of total interest and dividend income	
b	40% of margin interest earned on customers securities accounts (40% of FOCUS Report - Statement of Income (Loss) - Code 3960)	
c	Enter the greater of line 5a or 5b	$ 0.00
6	Add lines 4a through 4h and 5c. This is your **total deductions**.	$ 0.00



SECURITIES INVESTOR PROTECTION CORPORATION

SIPC-7
37 REV 0722

GENERAL ASSESSMENT FORM

For the fiscal year ended 12/31/2023

7	Subtract line 6 from line 3. This is your **SIPC Net Operating Revenues**.			$ 528,429.00
8	Multiply line 7 by .0015. This is your **General Assessment**.			$ 792.00
9	Current overpayment/credit balance, if any			$ 657.95
10	General assessment from last filed 2023 SIPC-6 or 6A		$ 654.24	
11 a	Overpayment(s) applied on all 2023 SIPC-6 and 6A(s)	$ 654.24		
b	Any other overpayments applied	$ 0.00		
c	All payments applied for 2023 SIPC-6 and 6A(s)	$ 0.00		
d	Add lines 11a through 11c		$ 654.24	
12	**LESSER** of line 10 or 11d.			$ 654.24
13 a	Amount from line 8		$ 792.00	
b	Amount from line 9		$ 657.95	
c	Amount from line 12		$ 654.24	
d	Subtract lines 13b and 13c from 13a. This is your **assessment balance due**.			($ 520.19)
14	Interest (see instructions) for 0 days late at 20% per annum			$ 0.00
15	**Amount you owe SIPC**. Add lines 13d and 14.			$ 0.00
16	Overpayment/credit carried forward (if applicable)			($ 520.19)

SEC No.	*Designated Examining Authority*	*FYE*	*Month*
8-67555	DEA: FINRA	2023	Dec

MEMBER NAME HATTERAS CAPITAL DISTRIBUTORS LLC
MAILING ADDRESS 8510 COLONNADE CENTER DRIVE STE 150
RALEIGH, NC 27615
UNITED STATES

Subsidiaries (S) and predecessors (P) included in the form (give name and SEC number)

☑ By checking this box, you certify that you have the authority of the SIPC member to sign this form; that all information in this form is true and complete; and that on behalf of the SIPC member, you are authorized, and do hereby consent, to the storage and handling by SIPC of the data in accordance with SIPC's Privacy Policy

HATTERAS CAPITAL DISTRIBUTORS LLC	Allison Zollicoffer
(Name of SIPC Member)	(Authorized Signatory)
1/26/2024	allison.zollicoffer@hatterasip.com
(Date)	(e-mail address)

Completion of the "Authorized Signatory" line will be deemed a signature.

This form and the assessment payment are due 60 days after the end of the fiscal year.